FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of August, 2004

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                          Form 20-F    X        Form 40-F
                                    --------                --------

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                      Securities Exchange Act of 1934. )
                               Yes                   No    X
                                    --------            --------
            (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         A press release on its entry into a medium-to-long-term coal supply agreement with CCIEC, made on August 5, 2004, in English by Huaneng Power International Inc.

                               [GRAPHIC OMITTED]

TO: BUSINESS EDITOR
[FOR IMMEDIATE RELEASE]


                       HUANENG POWER INTERNATIONAL, INC.
        ENTERS INTO MEDIUM-TO-LONG-TERM COAL SUPPLY AGREEMENT WITH CCIEC


(Beijing, China, August 9, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] has signed the "Year 2005-2009 Coal Supply Agreement" (the "Agreement") with China Coal Import & Export Company ("CCIEC") in Beijing today.

Pursuant to the Agreement, CCIEC will supply the Company with thermal coal amounting to 5 million tonnes, 6 million tonnes, 7 million tonnes, 8.5 million tonnes and 10 million tonnes, respectively for the following five years from 2005 to 2009. After amicable discussion under the principles, which secure the stability and equality, the annual coal price adjustment mechanism has been established.

CCIEC is a wholly-owned subsidiary of China National Coal Group Corporation, of which the annual coal yield is 80 million tonnes. Currently, it is one of the largest coal suppliers in the PRC. Throughout the years, CCIEC and the Company have been maintaining good relations regarding coal supplies as well as other business aspects. In view of the difficult market situations regarding coal supply, electricity demand and transportation, both parties have been working hard on the principles of integrity and mutual benefits with an aim to resolve the problem of power supply shortage during the peak summer season. The cooperation between the two parties provide the thrust for the operation of a medium-to-long term agreement on coal supply, effectively ensuring stable supply and demand for both parties. The signing of the Agreement is consistent with the State's objectives and policies on promoting market-oriented mechanisms in thermal coal supply.

 Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 18,832MW on an equity basis. The Company wholly owns sixteen power plants, and has controlling interests in seven power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~

For further information, please contact:
Ms. Meng Jing / Ms. Zhao Lin Ms.                  Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.                 Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                      Tel: (852) 2520 2201
Fax: (8610) 6649 1860                             Fax: (852) 2520 2241
Email: ir@hpi.com.cn


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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                                      HUANENG POWER INTERNATIONAL, INC.



                                      By  /s/ Wang Xiaosong
                                         ------------------------------
                                      Name:    Wang Xiaosong
                                      Title:   Vice Chairman


Date:     August 9, 2004